Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	3 Months Ended March 31,	Years Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings, as defined:
Income from Continuing Operations Before Income Taxes	$312	$334	$1,085	$1,095	$841	$619
Less earnings of equity method investments		2	1	3	5	5
Distributed income from equity method investments		2	1	5	3	5
	312	334	1,085	1,097	839	619

Total fixed charges as below	104	364	390	388	326	307
Less:
Capitalized interest	8	44	57	54	21	7
Interest expense related to discontinued operations		5	4	27	30	31
Total fixed charges included in Income from Continuing Operations Before Income Taxes	96	315	329	307	275	269

Total earnings	$408	$649	$1,414	$1,404	$1,114	$888

Fixed charges, as defined:
Interest on long-term debt	$78	$284	$345	$353	$296	$259
Interest on short-term debt and other interest	14	29	27	24	16	26
Amortization of debt discount, expense and premium - net	2	8	2	(3)	(1)	7
Estimated interest component of operating rentals	10	42	15	14	15	15
Fixed charges of majority-owned share of 50% or less-owned persons		1	1

Total fixed charges (a)	$104	$364	$390	$388	$326	$307

Ratio of earnings to fixed charges	3.9	1.8	3.6	3.6	3.4	2.9

(a)	Interest on unrecognized tax benefits is not included in fixed charges.